

July 1, 2010

By U.S. Mail and facsimile to (310) 405-8950

Brett White
Chief Executive Officer
CB Richard Ellis Group, Inc.
11150 Santa Monica Boulevard, Suite 1600
Los Angeles, California

> **Re: CB Richard Ellis Group, Inc.**
> **Form 10-K for the year ended 12/31/2009**
> **Filed on 3/01/2010**
> **File No. 001-32205**
> **Definitive Proxy on Schedule 14A filed on April, 19, 2010**
> **Your response letter submitted on May 14, 2010**

Dear Mr. White:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended 12/31/2009

Consolidated Statements of Operations, page 75

1.   We note your response to comment five relating to your consideration of Rule 3-09 of Regulation S-X. Please provide us your calculation of average income showing the amount used for each year averaged and explain how you considered your share of income or loss from your equity investees in determining whether you qualify for income averaging. Also, explain how you considered the amounts attributable to non-controlling

interest in your calculation. Refer to notes 1 and 2 to Rule 1-02(w) of Regulation S-X.

Definitive Proxy on Schedule 14A filed on April, 19, 2010

Executive Compensation

Compensation Discussion and Analysis

Our 2009 Compensation Program, page 24

Elements of our compensation program, page 26

2.   We note your disclosure that you benchmark your compensation against your business services sector peers identified under this subheading. Please revise to identify each benchmark and include a discussion of where actual payments fall within targeted parameters for *each* element of compensation. To the extent actual compensation was outside a benchmark, include an explanation of the reasons for this. Please provide sample disclosure in your response and confirm that you will provide such disclosure in future filings.

3.   While we note your disclosure of the actual percentage of the target goal awarded to each of your executives for the strategic component of the annual performance bonus, it is unclear how you determined the percentages. Please tell us how you determined the actual performance of each executive relative to the strategic measures identified at the bottom of page 28 and also describe how each executive's performance resulted in the percentages set forth for each executive. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(v) of Regulation S-K.

4.   Please tell us briefly how the compensation committee determined the targeted percentages for the strategic measure component of the bonus award for each executive. Confirm that you will provide similar disclosure in future filings. Refer to Item 402(b)(2)(vii) of Regulation S-K.

You may contact Jorge Bonilla, Senior Staff Accountant, at (202) 551-3414 or me at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or Sonia Gupta Barros at (202) 551-3655 with any other questions.

Sincerely,

Cicely LaMothe
Branch Chief